Contact

www.linkedin.com/in/kwameanku
(LinkedIn)

Top Skills

Management
Team Building
Leadership

Kwame Anku

CEO & Chairman, Black Star Fund | TEDx Speaker
Greater Sacramento

Experience

Black Star Fund
Chairman & CEO
October 2018 - Present (6 years 1 month)
Sacramento, California Area

Kwame Anku is the CEO and Chairman of the Black Star Fund, an early stage innovation fund. Prior to the Black Star Fund, Kwame co-founded and served as Principal of the Black Angel Tech Fund, a pioneering fund that focused on capitalizing Black technology entrepreneurs.

Recently named "One of the Top 25 Black Venture Capitalists to Watch in 2018" by Pitchbook, Kwame has worked extensively in business development and media marketing for over two decades. In September 2018, Kwame was selected to be one of only twenty-one recipients of the prestigious Aspen Ascend Fellowship from The Aspen Institute.

Kwame entered into the tech industry after being personally recruited by the late legendary rock star Prince to develop his mobile app, overseeing business and development teams in Africa, Asia and the US. He later went on to serve as the National Director of Strategic Development for the Prince-inspired #YesWeCode initiative, where he developed corporate and media partnerships. Kwame now serves as a mentor for both the AT&T Aspire Accelerator and Founder Institute Sacramento.

Kwame has appeared on numerous national television and radio programs including CNN, MSNBC, BBC Worldwide, SiriusXM, & National Public Radio. His work garnered two invitations to the Obama White House to share ideas and best practices with leaders from around the United States.

Kwame has delivered powerful keynote addresses and been a featured speaker at events such as the Google For Entrepreneurs' Black Wall Street Conference to the First-Ever Ghana Tech Summit in West Africa.

Kwame serves on the Board of Regents for North Central University, on the board of directors for Operation iDream in Zambia, the startup tech firm,

Bandwagon and on the Presidential Advisory Board for the Carlsen Center for Innovation & Entrepreneurship at Sacramento State University.

Kwame is an honors graduate of Stanford University.

The Aspen Institute
6 years 2 months

Aspen Ascend Fellow
September 2018 - Present (6 years 2 months)
Washington D.C. Metro Area

Aspen Ideas Festival Speaker & Scholar
June 2019 - June 2019 (1 month)
Aspen, Colorado

North Central University
Board of Regents
October 2018 - Present (6 years 1 month)
Minneapolis, Minnesota

New Community Transformation Fund
Board Member
May 2021 - Present (3 years 6 months)
Grand Rapids, Michigan, United States

Actively Black
Investor, Board Director
October 2020 - Present (4 years 1 month)
Los Angeles

CeekVR
Investor, Board Director
July 2019 - Present (5 years 4 months)

Partake Foods
Investor
May 2019 - Present (5 years 6 months)
Jersey City, New Jersey

BandwagonFanClub, Inc.
Investor, Board Director

June 2017 - Present (7 years 5 months)
Greenville, South Carolina

PopCom (formerly Solutions Vending)
Investor
July 2019 - Present (5 years 4 months)

Win-Win
Investor, Board Director
September 2018 - Present (6 years 2 months)
Oakland, California

On Second Thought
Investor, Senior Growth Strategy Advisor
April 2019 - Present (5 years 7 months)
San Francisco, California

Ujama Inc.
Investor, Senior Growth Strategy Advisor
September 2018 - Present (6 years 2 months)
Cupertino, California

Amp.It
Investor, Senior Growth Strategy Advisor
April 2019 - Present (5 years 7 months)
Los Angeles, California

Color Farm Media
Strategic Growth Advisor
October 2018 - Present (6 years 1 month)
Los Angeles, California

AT&T
Mentor, AT&T Aspire Accelerator
May 2017 - Present (7 years 6 months)
San Francisco Bay Area

Founder Institute
Mentor
July 2017 - Present (7 years 4 months)
Sacramento, California

Carlsen Center for Innovation & Entrepreneurship
Advisory Board Member
January 2018 - Present (6 years 10 months)
Sacramento, California

The Carlsen Center for Innovation and Entrepreneurship at Sacramento State will be established in a 10,000-square-foot space in the University Library and will include entrepreneurship education, services and programs for students and the community. It is meant to forge alliances between the campus community, and public and private organizations at the forefront of developing innovative leaders.

Initiated with a $6 million gift from Dale and Katy Carlsen, the Center is expected to be a significant cornerstone for Sacramento State as it builds on its role as a driving economic force in the region.

Kwame was appointed by Sacramento State University President, Dr. Robert Nelsen, to the Carlsen Center Advisory Board to provide strategic thinking into the design, operations and strategic partnerships. Kwame joins Sac Republic CEO and Investor Kevin Nagle, Sacramento Kings COO Matina Kolokotonis, Moneta Ventures Managing Partner Lokesh Sikaria and other business leaders in the Sacramento region all working towards building the vision of this powerful new institution.

Black Angel Tech Fund
9 years 6 months

Co-Founder
May 2015 - Present (9 years 6 months)

Founding Principal
June 2016 - August 2018 (2 years 3 months)

New Dawn Global
Principal
June 2016 - Present (8 years 5 months)
United States & Africa

Ghana Tech Summit
Ambassador, United States
October 2019 - October 2020 (1 year 1 month)
United States

TEDx
Featured Speaker
December 2019 - December 2019 (1 month)
Ghana

YesWeCode
Director of Strategic Development
January 2013 - August 2015 (2 years 8 months)

LegalShield Official
Regional Manager, Executive Director Group Benefits & Security
Specialist
2005 - August 2015 (10 years)

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Education

Stanford University
Bachelor's Degree · (1990 - 1994)